Exhibit 10.1

August 2, 2018

Sean M. Connolly

c/o Conagra Brands, Inc.

222 Merchandise Mart Plaza, Suite 1300

Chicago, Illinois 60654

Re:	Chief Executive Officer (“CEO”) Letter of Agreement

Dear Sean,

The purpose of this letter of agreement (“Letter Agreement”) is to memorialize certain terms and conditions pursuant to which you will continue to serve, after the expiration on August 1, 2018 of the Employment Agreement, dated as of February 12, 2015, between Sean M. Connolly (“you” or similar words) and ConAgra Foods, Inc. (n/k/a Conagra Brands, Inc., the “Company”), as amended (the “Employment Agreement”), as the President and CEO of the Company.

The Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company to obtain and retain your services under this Letter Agreement as the President and CEO of the Company on the following terms and conditions:

1.	Term of Employment. Your term of employment with the Company will continue in accordance with the terms hereof until your employment ends in accordance with Section 4 below.

2.

Position, Location and Duties. You will continue as President and CEO of the Company and a member of the Board as described in this Letter Agreement. You will be re-nominated to the Board while you are a Company employee. Your primary work location shall be the Company’s headquarters in Chicago, Illinois. As President and CEO, you will devote your full working time and efforts to the performance of the duties of President and CEO of the Company, but you may, consistent with such duties, engage in charitable and community affairs, manage your personal investments and, subject to the prior approval of the Board, serve on the boards of directors of other companies.

3.	Compensation and Benefits.

3.1

Base Salary. The Company will pay you a base salary (“Base Salary”) at not less than the rate of $1,200,000 per annum in accordance with the ordinary payroll practices of the Company. The Base Salary shall be reviewed for possible increases by the Board’s Human Resources Committee (the “Committee”) and the Board’s independent directors at least annually, and any such increased amount shall become the Base Salary hereunder.

3.2

Annual Cash Incentive Awards. You will be eligible to participate in the Company’s annual cash incentive program (“Annual Incentive Program”) as approved by the Board or the Committee for employees generally. Your Annual Incentive Program award opportunity each year, at target, will be no less than 150% of your Base Salary, and your maximum Annual Incentive Program award opportunity each year will be equal to 200% of the target Annual Incentive Program award opportunity. The performance goals with respect to your Annual Incentive Program award opportunity in any year will be established by the Committee on a basis consistent with the establishment of such performance goals for other senior executive officers of the Company.

3.3

Long-Term Equity-Based Incentive Awards. You will be eligible to receive equity-based incentive award opportunities under the Company’s 2014 Stock Plan and/or any other or successor incentive plan or program available from time to time to senior executive officers at levels determined by the Committee and commensurate with your position (collectively, the “LTI Program”). Your LTI Program award opportunity for any routine three-year performance period award approved by the Committee will be, at target, no less than $7.5 million. The translation of such target LTI Program award opportunity in any three-year performance period into (a) specific award vehicles and (b) a number of equity awards per vehicle, will be completed in a manner consistent with the methodology approved by the Committee for use with other senior executive officers of Company. As long as restricted stock units and performance shares are included in the LTI Program, the Company shall use award agreements and/or operational rules for your grants that contain normal and early retirement provisions substantially no less favorable to retirees than those set forth in the form of agreements used by the Company for its July 2018 grants. If the Company shall use non-qualified stock options in the LTI Program in the future, the Company shall use a form of award agreement for your grants that contain normal and early retirement provisions substantially no less favorable to retirees than those set forth in the form of agreement used in your August 28, 2015 grant, provided that any requirement to accelerate (either pro-rata or in full, as applicable) vesting upon a retirement event shall be replaced with an obligation to continue vesting (either pro-rata or in full, as applicable) on the original vesting schedule.

3.4

Employee Benefit Plans. The Company will provide you and your eligible dependents with coverage under all employee benefit programs, plans and practices, in accordance with the terms thereof, that the Company makes available to senior executive officers (including qualified and non-qualified plans, provided that such plans are open to new participants as of the date first written above) in accordance with Company policies. This will include vacation benefits pursuant to the standard Company vacation policy, but not less than four weeks per calendar year.

3.5

Expenses and Other Benefits. You are authorized to incur reasonable expenses in carrying out your duties under this Agreement, including expenses for travel and similar items related to such duties. The Company will reimburse you for all such expenses, subject to established Company policies. Additionally, the Company will reimburse you for professional fees incurred in the negotiation and preparation of this Letter Agreement (and related documents), up to a maximum of $20,000. Further, the Company’s senior executive security policy will apply to you (on a basis no less favorable than exists on the date hereof), including your use of corporate aircraft and appropriate home security in the form recommended by the Company’s security personnel.

3.6	Stock Ownership. You will comply with the Company’s executive stock ownership guidelines as they exist from time to time.

3.7

Reimbursement and In-Kind Benefit Rules. Any reimbursements or in-kind benefits to be provided pursuant to this Letter Agreement (including but not limited to Sections 3.5, 4.6 and 6) that are taxable to you will be subject to the following restrictions: (a) each reimbursement or in-kind benefit must be paid or provided, as applicable, no later than the last day of the calendar year following a tax year of yours during which the expense was incurred as the case may be; (b) the amount of expenses eligible for reimbursement, or in kind benefits provided, during any one of your tax years may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other of your tax years; (c) the period during which any reimbursement may be paid or in-kind benefit may be provided is the later of ten years after termination of this Letter Agreement or in the case of reimbursements related to expenses, the expiration of all applicable statutes of limitation for the collection of such expenses; and (d) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

4.

Separation from Service. The term of this Letter Agreement will commence on the Effective Date and continue until your employment is terminated in accordance with the terms of this Section 4 (the “Term”). In the event this Letter Agreement is terminated by either you or the Company, Sections 6, 9, 10 and 11 will survive and Section 3.5 will survive in accordance with its terms. During the Term, the Company may terminate your employment at any time for any reason, and you may terminate your employment at any time with or without Good Reason, subject to the terms of this Section 4.

4.1	For purposes of this Section 4, the following terms will have the following meanings:

(a)

“Cause” will be limited to (i) your willful and continued failure to substantially perform your duties with the Company (other than any such failure resulting from your termination of your employment for Good Reason) after a demand for substantial performance is delivered to you that specifically identifies the manner in which the Company believes that you have not substantially performed your duties, and you have failed to resume substantial performance of your duties on a continuous basis within five (5) days of receiving such demand, (ii) your willful engagement in conduct that is demonstrably and materially injurious to the

Company, monetarily or otherwise, or (iii) your conviction of a felony or conviction of a misdemeanor that impairs your ability substantially to perform your duties to the Company. For purposes of this subsection, no act, or failure to act, on your part will be deemed “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company.

(b)

“Good Reason” will mean a termination of employment initiated by you upon one or more of the following occurrences: (i) any failure of the Company to comply with and satisfy any of the terms of this Letter Agreement; (ii) any significant involuntary reduction of your authority, duties or responsibilities as President and CEO; (iii) any involuntary removal of you from the position of President and CEO or involuntary removal of you from (or failure to re-nominate you to) the Board; (iv) any involuntary reduction in your aggregate compensation level including, but not limited to, Base Salary, annual and long term incentive opportunity, and retirement plans, as in effect as of the date first written above; (v) requiring you to become based at any office or location more than 50 miles from the Company’s Chicago, Illinois headquarters, except for travel reasonably required in the performance of your responsibilities; and (vi) you being required to undertake business travel to an extent substantially greater than your business travel obligations as of when you became President and CEO; provided, however, that no termination will be deemed to be for Good Reason unless (A) you provide the Company with written notice setting forth the specific facts or circumstances constituting Good Reason within ninety days after your knowledge of the initial existence of the occurrence of such facts or circumstances, and (B) the Company has failed to cure such facts or circumstances within thirty days of its receipt of such written notice.

(c)

“Permanent Disability” will mean you are, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Company’s long-term disability plan.

(d)	“Retirement” will mean your “Early Retirement” or “Normal Retirement.”

(e)	“Early Retirement” will mean your termination of employment with the Company upon or after attaining age 55, but prior to attaining age 57.

(f)	“Normal Retirement” will mean your termination of employment with the Company upon or after attaining age 57.

(g)

“Separation from Service”, “termination of employment” and similar references will mean the date that your employment with the Company terminates under circumstances that constitute a separation from service within the meaning of Internal Revenue Code (“Code”) Section 409A and the Treasury Regulations relating thereto (“Section 409A”). Generally, you will incur a Separation from Service if you die, retire, or otherwise have a termination of employment with the Company, determined in accordance with the following:

(i)

Termination of Employment. Whether Separation from Service has occurred is determined based on whether the facts and circumstances indicate that the Company and you reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services you would perform after such date would permanently decrease to no more than twenty (20) percent of the average level of bona fide services performed over the immediately preceding thirty six (36) month period (or the full period of services to the Company if you have been providing services to the Company less than thirty six (36) months). For periods during which you are on a paid “bona fide leave of absence” (as described under Section 409A) and have not otherwise terminated employment, for purposes of this subsection you are treated as providing bona fide services at a level equal to the level of services that you would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which you are on an unpaid bona fide leave of absence and have not otherwise terminated employment are disregarded for purposes of this subsection (including for purposes of determining the applicable thirty six (36) month (or shorter) period).

(ii)

Service with Related Companies. For purposes of determining whether a Separation from Service has occurred under the above provisions, the “Company” shall include the Company and all Related Companies. “Related Companies” shall mean: (A) any corporation that is a member of a controlled group of corporations (as defined in Code Section 414(b)) that includes the Company; and (B) any trade or business (whether or not incorporated) that is under common control (as defined in Code Section 414(c)) with the Company. For purposes of applying Code Sections 414(b) and (c), 25% is substituted for the 80% ownership level.

4.2

Termination Upon Death or Permanent Disability. In the event of a Separation from Service during the Term by reason of your death or Permanent Disability, (a) your Base Salary will be paid to you or your estate (as applicable) through the month of Separation from Service, together with any accrued, but unused, vacation pay and any unreimbursed business expenses incurred through the date of Separation from Service and substantiated in accordance with Section 3.5, (b) you will be paid an Annual Incentive Program award payout consistent with the disability provisions of the Annual Incentive Program in place at the time of the Separation from Service, but in an amount in no case less than a pro rata Annual Incentive Program award payout for the fiscal year in which the Separation from Service occurs based on (i) the number of days employed during the fiscal year and (ii) the actual achievement of applicable financial performance targets (determined without any exercise of negative discretion inconsistent with any such exercise respecting other executives), which amount (if any) will be paid when Annual Incentive Program award payouts for such year are paid to other executives; (c) all deferred compensation (not including retirement benefits) will be paid to you, your estate, or your designated beneficiary (as applicable) in accordance with the terms of such deferred compensation (the items in (a), (b), and (c) above are collectively referred to as the “Accrued Benefits”), and (d) you, your estate, or your designated beneficiary (as applicable) will receive unpaid vested benefits in accordance with the relevant terms of any retirement, equity compensation, or other employee benefit plan or program in which you were a participant.

4.3

Termination Without Cause or for Good Reason During Term. If there is a Separation from Service during the Term initiated by the Company without Cause, or resulting from you initiating a Separation from Service with Good Reason: (a) you will receive all Accrued Benefits, except that the pro-rata Annual Incentive Program award payout will be without regard to the disability provisions of the Annual Incentive Program in place at the time of the Separation from Service; (b) you will receive a payment in lump sum in an amount equal to two times (2x) the sum of your (i) Base Salary plus (ii) an amount equal to the value of your target Annual Incentive Program award opportunity for the year in which the Separation from Service occurs; (c) the stock options granted by the Company to you on April 1, 2015 will remain exercisable until the later of July 31, 2021 and as otherwise provided for under the terms of the nonqualified stock option agreement; (d) the unvested portion of stock options granted by the Company to you on August 28, 2015 will become vested and exercisable on a pro-rata basis, based on the number of days employed during the applicable vesting period relative to the total number of days constituting the vesting period; (e) if you elect continuation coverage under Company’s medical, dental and vision benefits pursuant to Part 6 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended (“COBRA”), the Company shall pay your monthly COBRA premium (which payments shall be taxable to you), until the earlier of (i) your eligibility for any such coverage under another employer’s medical plans or (ii) the date that is 24 months after the Separation from Service and your participation in such benefits plan shall be extended for such portion of the 24-month period not otherwise covered by COBRA; and (f) you will receive unpaid vested benefits in accordance with the relevant terms of any retirement, equity compensation or other employee benefit plan or program in which you were a participant. Except as otherwise provided in the preceding sentence, any equity awards granted to you will remain subject to the terms and conditions of the applicable Award Agreements and the equity or incentive compensation plans under which they were granted.

4.4

Termination With Cause or Without Good Reason. If during the Term there is a Separation from Service initiated by the Company with Cause, or resulting from you voluntarily initiating a Separation from Service without Good Reason, then: (a) you will be paid Base Salary through the month of termination, together with any accrued, but unused, vacation pay and any unreimbursed business expenses incurred through the date of Separation from Service and substantiated in accordance with Section 3.5 and (b) you will receive unpaid vested benefits in accordance with the relevant terms of any retirement, equity compensation, or other employee benefit plan or program in which you were a participant.

4.5

Termination Upon Retirement. If during the Term there is a Retirement, then, subject to the last sentence of Section 4.6: (a) you will be paid Base Salary through the month of termination, together with any accrued but unused vacation pay and any unreimbursed business expenses incurred through the date of Separation from Service and substantiated in accordance with Section 3.5, (b) subject to Section 4.5(c), you will receive unpaid vested benefits in accordance with the relevant terms of any retirement, equity compensation or other benefit plan or program in which you were a participant, and (c) notwithstanding anything to the contrary in the LTI Program (including the Conagra Brands, Inc. 2008 Performance Share Plan, as amended) or the Annual Incentive Program to the contrary, for purposes of your awards granted on or after July 17, 2018 and outstanding as of the date of the Separation from Service (if any) under the LTI Program and the Annual Incentive Program: (A) any definition of “Early Retirement” (or substantially similar definition, as determined by the Committee) that is less favorable to you than the definition of Early Retirement in this Letter Agreement shall be deemed to be amended by this Letter Agreement so that the applicable requirement is replaced by the requirement that you attain at least age 55 but have not yet attained age 57; (B) any definition of “Normal Retirement” (or substantially similar definition, as determined by the Committee) that is less favorable to you than the definition of Normal Retirement in this Letter Agreement shall be deemed to be amended by this Letter Agreement so that the applicable requirement is replaced by the requirement that you attain at least age 57; and (C) if any restricted stock unit or performance share award or agreement with you under the LTI Program for an award outstanding at the time of the Separation from Service provides for immediate vesting (either pro-rata or in full, as applicable) in the event of Normal Retirement or Early Retirement (as such terms are defined in the restricted stock unit or performance share award or agreement), and such Normal Retirement or Early Retirement is not within two years of a Change of Control (as such term is defined in the restricted stock unit or performance share award or agreement) such restricted stock unit or performance share award or agreement shall be deemed to be amended by this Letter Agreement so that it provides for continued vesting after the Retirement Separation from Service in accordance with the normal vesting schedule for such award (either pro-rata or in full, as applicable).

4.6

Impact of Multiple Separation Events. For the avoidance of doubt, you may receive benefits under multiple sections of this Letter Agreement if multiple Separation from Service events apply at the time of your termination (e.g., the full benefits of a termination under Section 4.3 together with, if Normal Retirement-eligible or Early Retirement-eligible, the benefits of LTI Program award vesting under Section 4.5). However, there shall be no duplication of payments or benefits under Sections 4.5, 4.2, or 4.3, as applicable, and in no event shall you receive the Retirement benefits contemplated by Section 4.5 if your Separation from Service is initiated by the Company for Cause or is due to your death.

4.7

Timing of Payments. Subject to Section 4.8 below and any applicable deferral election, all cash payments required hereunder following death, Permanent Disability or any other Separation from Service will be made on the sixty-first day following such Separation from Service, unless otherwise provided in an applicable retirement, equity compensation or other benefit plan or program of the Company. Any payments made pursuant to a Separation from Service upon Permanent Disability under Section 4.2 or pursuant to Section 4.3 not required by law in the absence of this Letter Agreement are conditioned on you having first signed a release agreement in a form provided by the Company (and not imposing any post-termination restrictive covenants on you other than an affirmation of those such covenants entered into by you and the Company prior to the date thereof) and the release becoming irrevocable by its terms within sixty (60) calendar days following the date of your Separation from Service.

4.8

Six-Month Wait. Notwithstanding anything contained in this Letter Agreement to the contrary, to the extent necessary to comply with Code Section 409A(a)(2)(B)(i), if you are a “specified employee” (determined in accordance with Code Section 409A and Treasury Regulation Section 1.409A-3(i)(2)) as of the date of Separation from Service (other than a Separation from Service due to death), then any payment, benefit or entitlement provided for in this Letter Agreement that is payable by reference to the date of your Separation from Service during the first six months following the date of Separation from Service will be paid or provided to you in a lump sum cash payment to be made on the earlier of (a) your death or (b) the first business day (or within 30 days after such first business day) of the seventh calendar month immediately following the month in which the date of Separation from Service occurs. If any payment is delayed pursuant to this Section 4.8, the Company shall pay interest at the rate described below on the postponed payments from the date the payment would have been due but for this Section 4.8 to the date on which such amounts are paid. Interest will be credited at an annual rate equal to the rate announced by Wells Fargo & Company (or its successor) as its “prime rate” as of the date the payment would have been due but for this Section 4.8, plus one hundred (100) basis points, compounded annually.

4.9

Code Section 409A. It is intended by the Company and you that all compensation and benefits payable or provided to you under this Agreement or otherwise will fully comply with or be exempt from the provisions of Section 409A so as not to subject you to additional tax, interest or penalties that may be imposed under Section 409A. You and the Company acknowledge that Section 409A is ambiguous in certain respects. The Company agrees that it will attempt in good faith not to take any action, or refrain from taking any action, that would result in the imposition of tax, interest and/or penalties upon you under Section 409A. To the extent the Company has acted or refrained from acting in good faith as required by this Section, it will not be responsible for any consequences of failure to comply with Section 409A.

5.

Offsets. In the event of a termination of your employment pursuant to Section 4.3 above or a Company breach of this Letter Agreement, you shall not be required to mitigate damages nor will the payments due to you hereunder be reduced or offset by reason of any payments you may receive from any other source or by any amounts owing by you to the Company.

6.

Separability; Legal Fees. If any provision of this Letter Agreement will be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability will not affect the remaining provisions hereof that will remain in full force and effect. In addition, the Company shall reimburse you for all legal and accounting fees and expenses incurred by you in seeking to obtain or enforce any right or benefit provided by this Letter Agreement or any other compensation-related plan, agreement or arrangement of the Company upon presentation by you of an itemized account of such expenditures, unless your claim is found by the arbitration panel to have been frivolous.

7.

Assignment. This Letter Agreement will be binding upon and inure to the benefit of your heirs and representatives and the assigns and successors of the Company, but neither this Letter Agreement nor any rights hereunder will be assignable or otherwise subject to hypothecation by you (except by will or by operation of the laws of intestate succession) or the Company, except that the Company shall assign this Letter Agreement to any successor (whether by merger, purchase or otherwise) to all or substantially of the stock, assets or businesses of the Company.

8.	Amendment. This Letter Agreement may only be amended by mutual written agreement between the Company and you.

9.	Governing Law. This Letter Agreement will be construed, interpreted and governed in accordance with the laws of Delaware without reference to such state’s rules relating to conflicts of law.

10.

Arbitration. Any controversy or claim arising out of this Letter Agreement or any breach will be resolved by arbitration pursuant to this Section 10 and the then current rules of the American Arbitration Association. The arbitration will be held in Chicago, Illinois before three arbitrators who are knowledgeable as to employment and employee benefits law. If the parties cannot agree on the appointment, one arbitrator shall be appointed by the Company, one by you, and the third shall be appointed by the first two arbitrators. The arbitrators’ decision and award will be final and binding and may be entered in any court having jurisdiction thereof. The arbitrators shall not have the power to award punitive or exemplary damages. Each party shall bear its own attorneys’ fees associated with the arbitration and other costs and expenses of the arbitration will be borne as provided by the rules of the American Arbitration Association; provided, however, that unless the arbitrators determine your position was frivolous, you shall be entitled to reimbursement for reasonable attorneys’ fees and expenses and arbitration expenses incurred in connection with the dispute. If any portion of this Section 10 is held to be unenforceable, it will be severed and will not affect either the duty to arbitrate or any other part of this Section 10. Notwithstanding the foregoing, the Company may seek interim injunctive relief to enforce restrictive covenants pending resolution of any arbitration.

11.

Entire Agreement. This Letter Agreement supersedes any unwritten agreements or understandings by and between you and the Company and any of its affiliates or their respective directors, officers, shareholders, employees, attorneys, agents, or representatives, and, together with the agreements, plans and programs referred to herein.

This Letter Agreement, together with the time sharing agreement in existence as of the date first written above between the Company and you, and the change in control agreement in existence as of the date first written above between the Company and you, constitute the entire agreement between the parties, respecting the subject matter hereof and there are no representations, warranties or other commitments other than those expressed herein; provided, however, that, you and the Company acknowledge that, upon termination of the Employment Agreement, Sections 6, 8, 11, 12, 13 and 14 thereof survive and Sections 4.3, 4.5 and 4.7 thereof survive in accordance with their terms. If there is a conflict between any provision of this Letter Agreement and any provision of any of your stock option or other award agreements, this Letter Agreement will control. You acknowledge that certain plans maintained by the Company must comply with ERISA, the Code and the terms and conditions of the plans (“Qualified Plans”). Nothing contained in this Letter Agreement will require the Company to provide any benefit contrary to the terms and conditions of the Qualified Plans or in violation of ERISA or the Code. To the extent any benefit to be provided hereunder to you cannot be provided through a Qualified Plan, the Company will provide the benefit on a non-qualified basis. Notwithstanding anything in this Letter Agreement to the contrary, nothing in this Letter Agreement or the Employment Agreement prevents (or prevented) you from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity you are not (and were not) prohibited from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

On behalf of the Company, we thank you for your leadership and dedicated service to the Company.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

CONAGRA BRANDS, INC.

By:	/s/ Richard H. Lenny
Name:	Richard H. Lenny
Title:	Chairman of the Board of Directors

Acknowledged and Agreed to by:

SEAN M. CONNOLLY

/s/ Sean M. Connolly

Date:	August 2, 2018